Exhibit 99.1

HUHUTECH International Group Inc. Announces Partial Exercise of Over-Allotment Option

Wuxi, China, Nov. 21, 2024 (GLOBE NEWSWIRE) -- HUHUTECH International Group Inc. (Nasdaq: HUHU) (the “Company” or “HUHUTECH”), a professional provider of factory facility management and monitoring systems, today announced that the underwriters of its initial public offering (the “Offering”) have partially exercised their over-allotment option to purchase an additional 123,413 ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of $493,652. After giving effect to the partial exercise of the over-allotment option, the total number of ordinary shares sold by the Company in the public offering increased to 1,173,413 ordinary shares and the gross proceeds increased to approximately US$4.69 million, before deducting underwriter discounts and other related expenses. The option closing date was November 21, 2024. The ordinary shares began trading on The Nasdaq Capital Market on October 22, 2024 under the ticker symbol “HUHU.”

Proceeds from the Offering will be used for: (i) the construction of a 5,000 square meter R&D plant, the expansion of the R&D team, the construction of addition facilities, and purchase of equipment for the production of equipment for gas supply system in the Company’s Wuxi plant; (ii) the expansion and development of the Company’s business located in the PRC; (iii) working capital, team building, operating expenses and other general corporate purposes, and (iv) paying taxes, provident fund, and social security.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC acted as the representative of the underwriters, with D. Boral Capital LLC (formerly known as EF Hutton LLC) acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company and Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-270958), as amended, and was declared effective by the SEC on September 30, 2024. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Craft Capital Management LLC by email at info@craftcm.com, by standard mail to 377 Oak St, Lower Concourse, Garden City, NY 11530, or by telephone at +1 (800) 550-8411; or from D. Boral Capital LLC (formerly known as EF Hutton LLC) by email at syndicate@dboralcapital.com, by standard mail to 590 Madison Ave 39th floor, New York, NY 10022, or by telephone at +1 (212) 970-5150. In addition, copies of the final prospectus relating to the Offering, may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About HUHUTECH International Group Inc.

HUHUTECH International Group Inc. is a professional provider of factory facility management and monitoring systems. Through its subsidiaries in China and Japan, HUHUTECH designs and provides customized high-purity gas and chemical production system and equipment. The Company’s products mainly include high-purity process systems (HPS) and factory management control systems (FMCS), which effectively increase operation efficiency by using standardized module software. The modularity of HUHUTECH’s software solution reduces the errors caused by frequent updates of the program. As a nationally recognized brand, HUHUTECH serve major players in the pan-semiconductor industry. Its products and services are widely used by semi-conductor manufacturers, LED and micro-electronics factories, as well as some pharmaceutical, food and beverage manufacturers. For more information, please visit the Company’s website: ir.huhutech.com.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

HUHUTECH International Group Inc.

Investor Relations Department

Email: ir@huhutech.com.cn

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com